

STATEMENT OF FINANCIAL CONDITION

CF Secured, LLC
December 31, 2023
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69863

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CF Secured, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑Broker-dealer ☑Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Danny Salinas	1 (212) 294-7849	Danny.Salinas@cantor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Danny Salinas, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CF Secured, LLC (the "Company"), as of December 31, 2023, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Danny Salinas
Chief Financial Officer

On February 29, 2024, before me, the undersigned notary public, personally appeared Danny Salinas, personally known to me to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual executed the instrument.

Notary Public

Lissette Martinez
Notary Public, State of New York
Reg. NO. 01MA6356880
Qualified in Queens County
My Commission Expires 04/10/2025

This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Member's Equity.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of CF Secured, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CF Secured, LLC (the "Company") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 29, 2024

CF Secured, LLC

Statement of Financial Condition

December 31, 2023
(In Thousands)

Assets

Cash and cash equivalents		$ 93,604
Cash and securities segregated under federal and other regulations		515,952
Collateralized agreements:		
Securities purchased under agreements to resell	$ 17,090,175	
Securities borrowed	7,127,093	
Total collateralized agreements		24,217,268
Receivables from broker-dealers, clearing organizations, and customers		2,468,616
Receivables from related parties		1,108
Fixed assets, net		437
Other assets		2,190
Total assets		27,299,175

Liabilities and member's equity

Collateralized financings:		
Securities sold under agreements to repurchase	$ 23,906,530	
Securities loaned	740,578	
Total collateralized financings		24,647,108
Payables to broker-dealers, clearing organizations, and customers		2,023,853
Payables to related parties		2,811
Accounts payable and accrued liabilities		398
Total liabilities		26,674,170
Commitments and contingencies (Note 6)		
Member's equity:		
Total member's equity		625,005
Total liabilities and member's equity		$ 27,299,175

See notes to statement of financial condition

CF Secured, LLC

Notes to Statement of Financial Condition

December 31, 2023

1. General and Summary of Significant Accounting Policies

Description of Business – CF Secured, LLC (the "Company"), a Delaware Company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a broker-dealer registered as a security-based swap dealer ("broker-dealer SBSD") with the SEC. The Company acts as a prime broker for institutional and other professional trading firms, providing clearance and settlement as well as engaging in securities lending and other collateralized financing activities. The Company is wholly owned by CF Secured Holdings, LLC ("CFSH"), which is controlled by its managing member, Cantor CF Secured Investor, LLC ("CFSI"). CFSI is a wholly owned subsidiary of Cantor Fitzgerald L.P. ("CFLP").

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition is reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Securities Exchange Act of 1934.

Fair Value – U.S. GAAP defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

1. General and Summary of Significant Accounting Policies *(continued)*

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company records its new Cross-currency Swap, as defined below, and futures contracts within Level 2 of the fair value hierarchy. The new Cross-currency Swap is valued based on the foreign exchange rate as of the balance sheet date. The futures contracts are priced using observable exchange closing prices. See Note 2, Derivatives.

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("Reverse Repurchase agreements" or "resale agreements") and securities borrowed.

Collateralized financings are securities sold under the agreements to repurchase ("Repurchase agreements") and securities loaned. The Company enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales.

Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Balance Sheet Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the statement of financial condition.

- Reverse Repurchase and Repurchase agreements – Reverse Repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Company nets certain Reverse Repurchase agreements and Repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Company to obtain possession of collateral with a fair value equal to, or in excess of, the principal amount loaned under Reverse Repurchase agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

- Securities borrowed and Securities loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received, including accrued interest. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the fair value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

1. General and Summary of Significant Accounting Policies *(continued)*

Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers – Receivables from and Payables to broker-dealers, clearing organizations, and customers primarily represent customer receivables and payables, fails to deliver or receive balances, customer margin deposits and free credit balances, cash deposited with various clearing organizations to conduct ongoing clearance activities, rebates on securities borrowed and loaned, Proprietary Accounts of Broker-Dealers ("PAB") payables, pending trades, as well as dividend and other receivables and payables. Pursuant to the guidance in ASC 210-20, the Company presents certain Receivables from and Payables to broker-dealers, clearing organizations, and customers on a net basis in the statement of financial condition.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. In accordance with U.S. GAAP guidance, the Company capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

Income Taxes – The Company is a single-member limited liability company that is treated as a disregarded entity for U.S. tax purposes and is ultimately wholly owned by CFSH. CFSH is taxed as a U.S. partnership and is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") and Pass-Through Entity ("PE") Tax in Connecticut. The Company has not elected to push down and allocate current and deferred tax expense from CFSH and, therefore, no provision for income tax is required to be disclosed, in accordance with ASC 740, *Income Taxes.*

Foreign Currency Transactions, net – Assets and liabilities denominated in nonfunctional currencies are converted at rates of exchange prevailing on the date of the Company's statement of financial condition.

Segment Information – The Company currently operates in one reportable segment, financial services.

New Accounting Pronouncements – In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.* The guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, and borrowings) necessitated by reference rate reform as entities transition away from London Inter Bank Offered Rate and other interbank offered rates to alternative reference rates. This ASU also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application of the guidance is optional and only available in certain situations. The ASU is effective upon issuance and generally can be applied through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01,

1. General and Summary of Significant Accounting Policies *(continued)*

Reference Rate Reform (Topic 848): Scope. The amendments in this standard are elective and principally apply to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (referred to as the "discounting transition"). The standard expands the scope of ASC 848, *Reference Rate Reform* and allows entities to elect optional expedients for derivative contracts impacted by the discounting transition. Similar to ASU No. 2020-04, provisions of this ASU are effective upon issuance and generally could be applied through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.* Because the current relief in ASC 848, *Reference Rate Reform* may not cover a period of time during which a significant number of modifications may take place, the amendments in ASU No. 2022-06 defer the sunset date from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848. The ASU is effective upon issuance. Management is evaluating and planning for adoption of the new guidance to determine the Company's transition plan and facilitate an orderly transition to alternative reference rates, and continuing its assessment on the Company's statement of financial condition.

In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.* The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Company's statement of financial condition.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard will require a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment will be required to provide the new disclosures and all the disclosures currently required under ASC 280. The new guidance will become effective for the Company's statement of financial condition issued for annual reporting periods beginning on January 1, 2024 and for the interim periods beginning on January 1, 2025,

1. General and Summary of Significant Accounting Policies *(continued)*

and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company's statement of financial condition.

2. Derivatives

On May 23, 2023, the Company terminated a non-deliverable cross-currency swap agreement (the "Cross-currency Swap") with CFLP and entered into a new non-deliverable cross-currency swap agreement (the "new Cross-currency Swap") with CFLP, with a settlement date of April 30, 2025. The new Cross-currency Swap was executed to mitigate the Company's exposure to foreign currency risk. The Company did not designate this derivative contract as a hedge for accounting purposes. U.S. GAAP requires that an entity recognizes all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value.

As of December 31, 2023, the fair value of the new Cross-currency Swap was $0.5 million and was recorded as part of Receivables from related parties in the Company's statement of financial condition. As of December 31, 2023, the new Cross-currency Swap had a notional amount of $28.3 million.

In January 2023, the Company also entered into futures contracts to provide an economic hedge for the Company's interest rate risk. The Company does not designate any futures contracts as hedges for accounting purposes. U.S. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all futures contracts are recorded on a net–by–counterparty basis where a legal right to offset exists under an enforceable netting. The futures contracts are recorded as part of Receivables from related parties in the Company's statement of financial condition. As of December 31, 2023, the futures contracts had a notional amount of $388.2 million.

3. Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers

Receivables from and Payables to broker-dealers, clearing organizations, and customers are amounts due to/from customer margin deposits and free credit balances, short sale proceeds, as well as cash deposited with various clearing organizations to conduct ongoing clearance activities, and commissions receivable. Receivables from and Payables to customers also include amounts due on cash transactions.

3. Receivables from and Payables to Broker-Dealers, Clearing Organizations, and Customers *(continued)*

As of December 31, 2023 Receivables from and Payables to broker-dealers, clearing organizations, and customers included the following (in thousands):

As of December 31, 2023	Receivables	Payables
Receivables/payables from/to customers	$ 1,740,953	$ 1,103,582
Contract values of fails to deliver/receive	561,864	781,531
Receivables/payables from/to broker-dealers	83,124	23,766
Receivables/payables from/to clearing organizations	60,717	65,312
Other receivables/payables	21,958	49,662
Total	$ 2,468,616	$ 2,023,853

Substantially all open fails to deliver and fails to receive transactions as of December 31, 2023 have subsequently settled at the contracted amounts.

4. Securities Financing Transactions

The following tables show the gross and net contract amounts of collateralized agreements and collateralized financings as of December 31, 2023 (in thousands):

	As of December 31, 2023					
	Assets			Liabilities		
	Securities purchased under agreements to resell	Securities borrowed	Total collateralized agreements	Securities sold under agreements to repurchase	Securities loaned	Total collateralized financings
Gross amount	$ 38,919,626	$ 7,727,093	$ 46,646,719	$ 46,335,981	$ 740,578	$ 47,076,559
Less: gross amount offsets	21,829,451	600,000	22,429,451	22,429,451	—	22,429,451
Net amount presented in the Company's statement of financial condition	17,090,175	7,127,093	24,217,268	23,906,530	740,578	24,647,108
Less: amount not offset in the Company's statement of financial condition						
Less: Collateral[1]	17,086,848	7,012,653	24,099,501	23,776,773	736,763	24,513,536
Net amount	$ 3,327	$ 114,440	$ 117,767	$ 129,757	$ 3,815	$ 133,572

[1] Represents amounts which are not permitted to be offset on the Company's statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of default.

As of December 31, 2023, the Company had securities borrowed and securities loaned transactions of $182.8 million and $405.8 million with an affiliate, respectively. As of December 31, 2023, the

4. Securities Financing Transactions *(continued)*

Company did not have any reverse repurchase agreements and repurchase agreements with an affiliate.

The following table shows collateralized financings by class of collateral pledged and maturity date (in thousands):

	As of December 31, 2023			
	Overnight and continuous	2 to 30 days	31 to 90 days	Total
Securities sold under agreements to repurchase				
U.S. government and agency obligations	$ 20,825,315	$ 1,712,270	$ 120,641	$ 22,658,226
Equities	—	150,000	1,098,304	1,248,304
Total	20,825,315	1,862,270	1,218,945	23,906,530
Securities loaned				
Equities	740,578	—	—	740,578
Total	740,578	—	—	740,578
Total borrowings	$ 21,565,893	$ 1,862,270	$ 1,218,945	$ 24,647,108
Gross amount of recognized liabilities for collateralized financings				$ 47,076,559
Amounts related to agreements not included in offsetting disclosure				$ 22,429,451

In connection with securities financing transactions, the Company accepts and pledges collateral (U.S. government and agency obligations, corporate obligations, as well as equity securities) that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed transactions. As of December 31, 2023, the gross and net fair value of such collateral received from counterparties was $49.9 billion and $28.5 billion, respectively. As of December 31, 2023, the gross and net fair value of such collateral loaned to counterparties was $49.7 billion and $28.3 billion, respectively. Additionally, a portion of collateral received is used by the Company to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations.

5. Fixed Assets

Fixed assets, net consisted of the following (in thousands):

	As of December 31, 2023
Software, including software development costs	$ 4,078
Less: accumulated amortization	3,641
Fixed assets, net	$ 437

6. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions could be brought and may be pending against the Company. The Company may also be involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2023, no such claims or actions have been brought against the Company and therefore no reserves were recorded.

Legal reserves are established in accordance with ASC 450, *Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Financing – In connection with its financing activities, the Company may have commitments to enter into or extend repurchase and reverse repurchase agreements. As of December 31, 2023, there was $0.5 billion in reverse repurchase commitments and $1.3 billion in repurchase commitments.

7. Related Party Transactions

CFLP and other affiliates ("Cantor") provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2023, the Company was charged for allocated rent, utilities, maintenance, and other occupancy related costs, the unpaid balances are included in Payables to related parties in the Company's statement of financial condition. Additionally, employees of Cantor Fitzgerald & Co. provide additional services to the Company. Compensation and employee benefits are recognized by the Company for these services.

As of December 31, 2023, the Company had a cross-currency swap with Cantor included in Receivables from related parties in the Company's statement of financial condition.

As of December 31, 2023, the Company had futures contracts with Cantor. See Note 2 – Derivatives, for additional information.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company registered as a security-based swap dealer with the SEC and is subject to the SEC's broker-dealer SBSD regulatory requirements. The Company has elected to compute its net capital using the alternative method. The minimum net capital requirement for a broker-dealer SBSD is the greater of $20 million or 2% of the firm's exposures to its security-based swap customers ("margin factor") plus 2% of aggregate debit balances included in SEC

8. Regulatory Requirements *(continued)*

Customer Protection Rule ("Rule 15c3-3") customer reserve computation and any excess margin collected on resale agreements, as defined. As of December 31, 2023, the Company had net capital of $574.1 million which was $513.0 million in excess of its required net capital.

The Company is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3-3. As of December 31, 2023, the Company segregated $65.9 million in cash and $408.7 million in qualified securities into a special reserve account, which are included in Cash and securities segregated under federal and other regulations in the Company's statement of financial condition.

The Company is also required to perform a computation of reserve requirements for PAB pursuant to Rule 15c3-3. As of December 31, 2023, the Company segregated cash of $30.2 million into a special reserve account for the exclusive benefit of PAB, which is included in Cash and securities segregated under federal and other regulations in the Company's statement of financial condition.

9. Financial Instruments and Off-Balance Sheet Risk

Guarantees – The Company is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Company's statement of financial condition.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage the exposure to credit risk. The Company maintains a credit approval process to limit exposure to counterparty risk and employ monitoring to control the counterparty risk for the matched principal businesses. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Furthermore, the Company enters into master netting agreements when feasible and requires collateral from certain counterparties or for certain types of transactions. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant risk in the event the collateral is not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may

9. Financial Instruments and Off-Balance Sheet Risk *(continued)*

be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits at the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company seeks to control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

Customer Activities – Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' financing transactions in financial instruments. In the normal course of business, the Company's customer activities include financing of various customer securities, which may expose the Company to credit risk in the event the customer is unable to fulfill its contractual obligations. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company clears customer transactions involving securities. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines.

As a securities broker and dealer, the Company is engaged in various activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Market Risk –Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits, including hedging, aging, notional and concentration limits.

Operational Risk – In providing its products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks.

9. Financial Instruments and Off-Balance Sheet Risk *(continued)*

Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

Foreign Currency Risk – The Company is exposed to risks associated with changes in foreign exchange rates. The remeasurement of the Company's foreign currency denominated financial assets and liabilities fluctuate with changes in foreign currency rates. CF Secured monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with Cantor.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation maximum coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition.

10. Subsequent Events

On January 16, 2024, FINRA approved the Company's security-based swap dealer application.

On January 30, 2024, the Company declared a distribution of $2.2 million to CFSH.

The Company has evaluated all subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.